SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-51658

Cusip Number: 59514R204

NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K |_| Form 11-K |_| Form 20-F |_|Form 10-Q |_| Form 10-D

|_| Form N-SAR |_| Form N-CSR

For Period Ended: December 31, 2008

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 11-Q

|_| Transition Report on Form N-SAR

For The Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Microsmart Devices, Inc.

(Full name of registrant)

Former name if applicable: N/A

1035 Park Avenue

Suite 7B

New York NY 10028

(Address of principal executive office)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion  thereof will be filed on or before the 15th calendar day  following the prescribed due date; or the subject quarterly  report or transition report on Form 10-Q, or portion thereof  will be filed on or before the fifth calendar day following  the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the registrant's fiscal year ended December 31, 2008 has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Peter B. Hirshfield	(646)	827-9362
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Microsmart Devices, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009	By: /s/ Gregory Morgan
Name: Gregory Morgan
Title: Chief Executive Officer and Chief Financial Officer